May 5, 2008

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>

Mr. Michael Moody
Chief Executive Officer
Force Protection, Inc.
9801 Highway 78
Building No.1
Ladson, South Carolina 29456

     Re: Form 8-K filed March 24, 2008
             File No.: 1-33253

Dear Mr. Moody:

We have completed our review of your Form 8-K noted above and do not, at this time, have any further comments.

           Sincerely,

           Effie Simpson
           Staff Accountant